Page 8 of 9 Pages

                                                                       Exhibit 2

                        GALLOWAY CAPITAL MANAGEMENT, LLC
                     1325 Avenue of the Americas, 26th Floor
                            New York, New York 10019
                                    --------
                               TEL (212) 603-7590
                               FAX (212) 603-7502


September  24,  2002

The  Special  Committee
Monarch  Dental,  Inc.
Tollway  Plaza  II
15950  N.  Dallas  Parkway,  Ste  825
Dallas,  TX  75248

Gentlemen:

As you know, Galloway Capital Management, LLC and Bruce Galloway (collectively "Galloway"), is one of the largest shareholder of Monarch Dental, Inc. ("Monarch"). I am vehemently opposed to the proposed transaction with Bright Now!, Gryphon Advisors II, L.L.C. and The 180 Group, LLC (collectively "Gryphon").

As I stated in an interview last week with Dow Jones Newswire, "I think it's [the Gryphon transaction] a very bad deal for shareholders." "They [Monarch] are selling the company at four times EBITDA (earnings before interest, taxes, depreciation and amortization), and it's worth six to seven times EBITDA, and that's a $20-plus stock price." As I further stated, "I'm offering shareholders a chance to stay in, this industry is coming back, the fundamentals are improving, and the company should be public and should continue to grow." Recently, Gryphon was involved in a transaction in which they purchased Nobel Learning Communities, Inc. for 7x Ebitda. I ask you simply, Don't the shareholders of Monarch deserve similar consideration?

I strongly believe this transaction was arranged and recommended by the Special Committee, to benefit only one shareholder, Warren Melamed ("Melamed"), at the expense of all the other shareholders. We believe that Gryphon struck a deal with Melamed, which guarantees him $1.5 million in "consulting fees" for the next five years. This amounts to corporate Greenmail to "lock-in" Melamed's shares. Additionally, I have become aware of several instances where various executives and directors of Monarch are coercing various employees and dentists to support the Gryphon transaction. This is also Greenmail.

If the $1.5 million "earmarked for Melamed" in addition to the "Stay Put" Bonuses to Barger Tygart and Lisa Peterson of $225,000 and $110,000 respectively was given to the shareholders of Monarch, this would amount to almost $.85/share.

Why would anyone need Barger and Lisa to "Stay Put"? Under their "astute leadership" the stock of Monarch has lost 60% of its value, Wisconsin was sold

                                                               Page 9 of 9 Pages

for a mere $9.2 million and Ebitda margins have declined. We were informed that the Board was coerced into selling the Wisconsin practices for a ridiculously low price in return for a forbearance and extension of the bank debt. Neither the forbearance or extension were ever granted. How could the Special Committee approve and sale of such a valuable division when the bank loans were not even in default, and without getting anything in writing? If Monarch had NOT sold the Wisconsin practices, it would have had improved EBITDA and cash-flow, which would have enabled Monarch to comply with its financial covenants. This was total irresponsibility by the Board of Directors for selling Wisconsin without getting the forebearancee in writing from Carla Addy at Bank of America, N.A.

Furthermore, how could the Special Committee rely on the advise and impartiality of Banc of America Securities, LLC as Monarch's advisor to assess the "fairness" of the Wisconsin sale or a transaction with Gryphon, if the greatest beneficiary of these transactions is their corporate parent, Bank of America, N.A.?

Why this Board ever hired Barger should be quite obvious to all shareholders. Barger, and the members of the Special Committee are all friends and neighbors of Melamed and were brought to Monarch to "babysit" the Company while a transaction could be found to unduly enrich Melamed. Maybe J.C. Penney will recruit a dentist as their next CEO!!!

These types of deals exemplify the repeated self-dealing and lack of concern for the shareholders dating back to when Melamed was forced to resign and received a lucrative severance package, after attempting to take Monarch private.

I am absolutely shocked at the degree of self-dealing that has been taking place right under your noses.

I am highly confident that the shareholders and dentists of Monarch will NOT approve the Gryphon a transaction at $5/share, which leaves them holding the "short end of the stick." I believe that when this proposed transaction is voted down by the shareholders, all the directors should resign and allow me to appoint directors whose interests are aligned with all shareholders, NOT Melamed's.

What should infuriate the shareholders of Monarch as much, is the Board's decision to ratify a Shareholder Rights Plan. It should be obvious to all the shareholders that this Plan was ratified to keep non-productive and disinterested officers and directors in place, protect a low ball offer, and stymie the efforts of investors such as myself, who are attempting to force positive changes and realize increased value for all of the shareholders.

I would like to remind the Special Committee that the Company belongs to its shareholders and should be run for their benefit, not that of Melamed. As always, I invite the Special Committee to contact me regarding this letter.

                                           Very  truly  yours,


                                           Bruce  Galloway
                                           Managing  Member